UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549



                               FORM 10 - SB


   GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
     Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                        Terra Systems, Inc.
          (Name of Small Business Issuers in its charter)


              Utah                           87-0476073
(State of other jurisdiction of    (I.R.S. Employer Identification
 incorporation or organization)                Number)

 5912 West 11600 South, Payson,                 84651
              Utah                           (zip code)
(Address of principal executive
            offices)

                          (801) 465-4400
                    (Issuer's telephone number)


    Securities to be registered under section 12(b) of the Act:

      Title of Each Class          Name on each exchange on which
      To be so registered          Each class is to be registered





Securities to be registered under section 12(g) of the Act:

Common Stock, $0.001 par value per share, 100,000,000 shares authorized, 17,025,393 issued and outstanding as of June 30, 2000



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                          Table of Contents
Part I ...........................................                  3
        Item 1.  Description of Business .......................    3
        Item 2.  Management's Plan of Operation & Discussion and
                 Analysis ........                                  8
        Item 3.  Description of Property .......................    11
        Item 4.  Security Ownership of Management                   11
        Item 5.  Directors and Executive Officers                   12
        Item 6.  Executive Compensation ........................    13
        Item 7.  Certain Relationships and Related Transactions     14
        Item 8.  Description of Securities                          15

Part II ..........................................                  16
        Item 1.  Market for Common Equity and Related Stockholder   16
        Item 2.  Legal Proceedings .........................        16
        Item 3.  Changes in and Disagreements with Accountants      16
        Item 4.  Recent Sales of Unregistered Securities            16
        Item 5.  Indemnification of Directors and Officers          16

Part F/S ..........................................                 17
        Item 1.  Financial Statements .........................     17

Part III ........................................                   18
        Item 1.  Index to Exhibits .........................        18



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Forward Looking Statements

Some of the statements contained in this Form 10-SB are not historical facts rather "forward-looking statements" which can be identified by the use of terminology such as "estimates," "projects," "plans," "believes," "expects," "anticipates," "intends," or the negative of such terms or other variations, or by discussions of strategy that involve risks and uncertainties. Caution should be exercised in regards to these forward-looking statements. Such statements contained herein reflect our current beliefs with respect to future events. These beliefs involve known and unknown risks, uncertainties and other factors, including, but not limited to, economic, competitive, regulatory, technological, key employee and general business factors affecting our operations, market growth, services, products and licenses. No assurances can be given regarding the achievement of future results. Actual results may differ materially as a result of the above-mentioned risks, and from assumptions made based on anticipated events. Factors that may cause actual results in our performance or achievements, or industry results, to differ materially from those contemplated by such forward-looking statements include without limitation:

1. Our ability to maintain, attract and integrate internal management, technical information and management information systems;
2.   Our ability to generate customer demand for our services;
3.   The intensity of competition; and
4.   General economic conditions.

All written and oral forward-looking statements made in connection with this Form 10-SB that are attributable to us or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements. Given the uncertainties that surround such statements, you are cautioned not to place undue reliance on such forward-looking statements.

                                  Part I

We are filing this Form 10-SB on a voluntary basis to:

1.   Provide current, public information to the investment community;
2. Expand the availability of secondary trading exemptions under the Blue Sky laws and thereby expand the trading market in our securities; and
3. Comply with prerequisites for the listing of our securities on the NASD OTC Bulletin Board.

Item 1.   Description of Business

A.   Business Development and Summary

We were formed as a Utah Corporation on February 16, 1996 under the name Terra Systems, Inc. Our articles of incorporation authorize us to issue up to 100,000,000 shares of common stock at a par value of $0.001 per share. We are filing this Form 10-SB voluntarily with the intention of establishing the full reporting status of our company with the SEC. Consequently, we will continue to voluntarily file all necessary reports and forms as required by existing legislation and SEC rules. Presently, we have no market maker nor have we discussed with any market maker or registered broker any aspect of our operations.

We develop and commercialize low-pressure pneumatic conveyance systems. These low-pressure systems are used in connection with the pulverization, moisture control, classification, transport and processing of bulk materials. When utilized at a coal burning power plant, this system can aid in British Thermal Unit (BTU) output gain while improving the surrounding air and water quality. It is able to do this because it employs a dry transport system that uses air instead of water for propulsion. Less moisture in the coal helps it burn cleaner and more efficiently and the employment of a dry system means less water purification is


/3/


required. "BTU" is a term used to define how efficient a given fuel is in relation to the quantity of heat it emits.

The  system relies on a slow moving laminar flow gas bearing to  allow  for the transportation of material through a carrying duct. To define, a laminar flow gas bearing is formed when the air in the center of a pipeline is surrounded by a slow moving turbulent flow boundary air layer next to the inside wall of the pipe. It is referred to as a boundary because it acts to insulate the pipe from severe abrasive contact with the transported material. Furthermore, an "abrasion signature" is the amount of wear and tear or erosion on the inside of a pipe caused by the flow of a given material. Our process purports to reduce this abrasion signature because the material being transported is caught up and carried by the faster moving gas in the center of the pipe. Unlike high-pressure conveyance systems, low-pressure systems do not allow for the "caking" of material inside the piping. Caking is a term used to describe the build up of material on the inside of its containment pipe. In pneumatic conveyance, caking occurs when dust combines with moisture and starts to gradually build up on the inside wall of the pipe.

High-pressure pneumatic conveyance systems rely on the compression  of  air for operation. When the air is compressed, the moisture contained in the air collects inside the pipe. These pressurized systems have to be enclosed and can only purge moisture at the end of their conveyance cycle. The material they carry becomes exposed to this moisture, which may lead to caking. On the other hand, a low-pressure system operates in an open environment. This allows the material being transported to breathe any moisture out during the transportation process.

We have a limited history in the development and commercialization of low-pressure pneumatic conveyance systems, and we operate in a competitive environment. Our potential for success must be considered, in light of the difficulties frequently encountered in connection with the development, introduction, marketing and distribution of products in a competitive environment.

B.   Business of Issuer

   (1)  Principal Product and Principal Markets

We develop and market a unique particle accelerator. It is a low-pressure gas linear accelerator, which carries bulk materials such as rice, coal, coal ash, wheat and grain at high velocity in a particle-isolated state. Our process permits a high degree of particle isolation, after which materials can be accelerated, stratified, and classified to facilitate a variety of end process results. These include 1) drying, 2) pulverizing,
3) classifying, 4) mixing, and 5) transloading. This system constitutes a virtual "factory in a pipeline" because of its ability to perform multiple tasks, in addition to moving particles. Our system can transport almost any particle, for any duration of time, at any temperature and at any velocity/density ratio.

The accelerators can be set up to pulverize, dry, and classify various materials while in our system. The system can also prepare material for outside processing as well. For example, some applications may require just product drying before going to an existing milling operation. Thus our equipment could provide just the product drying service onsite.

Our particle accelerator has inherent economic advantages.

   1. it utilizes air, instead of water (water based systems can be costly due to their detrimental effect on the environment, i.e. clean-up costs);
   2.   it performs multiple handling and processing tasks;
   3.   its projected unit costs are lower than wet processes;
   4.   it does not require the additional purchase of chemicals;
   5. and it can increase the economic value of the end product (i.e. coal will produce more BTUs).


/4/


Furthermore, there is a patent pending status on this technology, which affords our company a competitive advantage in this industry. Per patent counsel advice, any documentation relating to this patent cannot be released at this time. Existing industry conditions make this technology very attractive. They include:

   1. the market for the processing of bulk material is substantial and has demonstrated a continued pattern of growth;
   2. the need for a process to handle material utilizing air as opposed to water, and the need for a system that can "multi-task" in the processing of bulk material at a reduced cost and with less equipment;
   3. and the desire for a mineral pulverization system that would reduce maintenance costs by functioning more effectively and efficiently.

The prospective market is vast for our industrial particle accelerator. Because of its nature and flexibility, virtually all bulk materials used in basic industries can be economically separated, classified, and otherwise processed. Opportunities are seen for many applications in an array of large industries, including power generation, mining, agriculture, environmental, ceramics, construction, and materials transportation.

However, it should be stated that we have a limited operating history, and face all of the risks inherent to any new business. These risks include, but are not limited to, market acceptance and penetration of our services, our ability to distribute and market our services and product, management of the costs of conducting operations, general economic conditions and other factors, some of which are beyond our control. We cannot assure you that we will be successful in addressing these risks. Failure to successfully address these risks could have a material adverse effect on our operations.

 (2)  Distribution methods for our services

We do not engage in selling any products to clients. In most cases, we bill the client a hourly/daily rate for use of the system. The cost for constructing a system will vary due to the customization involved for each client and their unique requirements. The cost to design and complete a system will vary based upon the client's needs.

We construct and test each system with the use of our technical and research staff. Many components can be pre-fabricated in our warehouse with final assembly occurring at the client's site. The client pays for the assembly.

Our marketing strategy is to promote, advertise and increase our brand visibility and attract new customers through multiple channels, including:

    1.   developing strategic alliances;
    2.   establishing our brand name;
    3.   and direct marketing to existing and potential customers.

We believe that the use of multiple marketing channels will reduce our reliance on any one source for obtaining customers. This in turn will lower costs and maximize brand awareness.

Strategic alliances

We have pursued strategic alliances with the Kaizen group. The Kaizen group is an established American Company doing business with Institutional groups in Hong Kong focused on the modernization and new construction of coal fired power plants in the Far East. We have signed a letter of intent with the Kaizen group to take advantage of these opportunities. The Kaizen Group has committed two million dollars as initial capitalization for the formation and development of projects and ventures in the Far East. As part of these joint venture agreements, Terra Systems will receive a licensing agreement fee of one million dollars. We believe that these joint venture relationships, if successful, will allow us to gain additional insight,


/5/


expertise and penetration into markets where joint venture partners already operate and may serve to increase our revenue and income growth.

Establish our name brand

We cannot guarantee that we will be able to successfully market and distribute our services in either the United State or other countries, and the failure to do so could have an adverse effect on our operations. We believe that building awareness of the Terra Systems brand is important in establishing and expanding our customer base. We intend to introduce marketing efforts to build our user base and create brand name recognition. We currently have a web site (www.tysi.com) and will use traditional media as our revenues permit, to attract new customers.

Direct Marketing

The majority of our marketing activity is conducted through on-site demonstrations, as well as on our web site. We plan to move forward with industrial and agricultural clients entering into exclusive licensing agreements, which will generate fees and royalty revenues. We intend to sell proprietary components and furnish technicians throughout startup operations. Manufacturing of this hardware will be done at our plant in Payson, Utah with initial industrial project applications taking place in the United States.

     3.    Status of any announced new service

As of August 8, 2000 we have:

            1.    Developed and implemented a business plan;
            2.     Recruited and retained an appropriate management  team
                 and board of directors;
            3.    Attained capital that we believe will be sufficient for
                 the next nine to twelve months of  operations.

We have commenced operations, and have begun generating revenues. However, we expect the industry to become increasingly competitive, despite the size and growth expected in the market. We intend to compete by targeting specific market segments such as power companies who rely on the pulverization and transport of coal to produce energy. Another goal is to ensure client satisfaction with the Company's services and to develop an outstanding reputation for client service. If we fail to market and distribute our services and generate sufficient revenues, we may be unable to continue as a going concern.

    4.   Industry background

The carbon fuels industry is where we will place our initial emphasis. There is currently a great demand for dry bulk handling systems to replace wet handling systems. Our prospective market is very large because our technology addresses this issue and provides for a flexibility of use. Nearly all bulk materials used in basic industries can or must be separated, pulverized, classified, and/or otherwise enhanced. Opportunities exist for many applications in both organic and inorganic materials in an array of large industries, including power generation, mining, agriculture, environmental, ceramics, construction, and materials transportation. Our main competition consists of traditional methods of pulverization and transport of bulk materials. These include manufacturers of roller mills and ball mills. However, we do not consider these to be major competitive factors due to the unique nature of our technology. Specific competitors in our industry would be Bechtel, Babcock & Wilcox, and Ecology & Environment. These companies provide coal pulverization, mineral processing, and remediation of industrial wastes.

    5.   Raw materials and suppliers

Our company is neither a purchaser nor a supplier of raw materials. Numerous raw materials are used to conduct on-site demonstrations on the effectiveness of our process and equipment; however, the prospective


/6/


client holds the responsibility for providing these materials. Such materials used in on-site demonstrations would include rice, coal, coal ash, limestone, gypsum, agricultural waste and other materials containing various heavy minerals (i.e. gold, silver, platinum).

    6.   Customers

We believe that our ability to establish and maintain long-term relationships with our customers and encourage repeat business depends, in part, on the strength of our customer support and service operations and staff. We value frequent communication with and feedback from our customers to continually improve our services. We focus on designing and manufacturing high quality, applications-engineered products that are designed to address specific customer needs. In addition, our operating results may also fluctuate due to factors such as the gain or loss of significant customers.

    7. Patents, trademarks, licenses, franchises, concessions, royalty agreements, or labor contracts

Our success and ability to compete will be dependent in part on the protection of our potential patents, trademarks, trade names, service marks and other proprietary rights. We have engaged Morriss, Bateman, O'Bryant & Compagni as patent counsel since early spring 1997. Application was made in early 1998 for specific patent applications with the United States
Patent Office. As developments are made, patents are upgraded. Patent pending status has been granted to us on specific patent filings. In addition, we may rely on certain intellectual property licenses from third parties, and may be required to license additional products or services in the future, for use in the general operations of our business plan. We cannot assure you that these third party licenses will be available or will continue to be available to us on acceptable terms if at all. The inability to enter into and maintain any of these licenses could have a material adverse effect on our business, financial condition or operating results. In addition, policing unauthorized use of our proprietary and other intellectual property rights could be expensive if not difficult or impossible. Also, we cannot guarantee that third parties will not bring claims of copyright or trademark infringement against us or claim that certain aspects of our processes or other features violates a patent they may hold. There can be no assurance that third parties will not claim that we have misappropriated their creative ideas or formats or otherwise infringed upon their proprietary rights. Any claims of infringement, with or without merit, could be time consuming to defend, result in costly litigation, divert management attention, or require us to enter into costly royalty or licensing arrangements. These potentialities could have a material adverse effect on our business, financial condition or operating results.

    8.   Regulation

We are not currently subject to direct regulation by any domestic or foreign governmental agency, other than regulations applicable to businesses generally, export control laws and laws or regulations directly applicable to the industry. We will be required to ensure the enforcement of the Occupational Safety and Health Administration (OSHA) regulations.

    9.   Effect of existing or probable government regulations

We believe that we will be able to comply in all material respects with the laws and regulations governing the industry, and that such laws will not have a material effect on our operations. However, various federal and state agencies may propose new legislation that may adversely affect our business, financial condition and results of operations. We are not aware of any probable government regulations that may adversely affect our business.


/7/


    10.  Research and development activities

We seek to continue developing our products internally through research and development or if appropriate, through strategic partnerships. But, if we can purchase or license products, services or technologies from third parties at a reasonable cost, we will do so in order to avoid the time and expense involved in developing such products, services or technologies.

 (12) Employees

The Company presently has five (5) full time employees, one (1) part-time employee and two (2) consultants and advisors. Currently, there exist no organized labor agreements or union agreements between Terra Systems, Inc. and Terra's employees. We believe that our relations with our employees are good.

 (13) Dependence on Key Personnel

The success of our Company depends upon the efforts, abilities and expertise of its executive officers and other key employees, including its Chief Executive Officer, President, Research & Development, Secretary/Treasurer, Director, and Consultant of each of our operating units. The loss of the services of such individuals and/or other key individuals could have a material adverse effect on our operations. Generally, we do not offer employment agreements to our executive officers or key employees, nor do we maintain key man life insurance on such individuals.

Item 2.     Management's Plan of Operation & Discussion and Analysis

Forward Looking Statements

When used in this Form 10-SB and in our future filings with the Securities and Exchange Commission, the words or phrases "will likely result," "management expects," or "we expect," "will continue," "is anticipated," "estimated" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Readers are cautioned not to place undue reliance on any such forward-looking statements, each of which speak only as of the date made. These statements are subject to risks and uncertainties, some of which are described below. Actual results may differ materially from historical earnings and those presently anticipated or projected. We have no obligation to publicly release the result of any revisions that may be made to any forward-looking statements to reflect anticipated events or circumstances occurring after the date of such statements.

A.   Management's Plan of Operation

(1) In our initial approximately fifty-two month operating period ended June 30, 2000; we have incurred $6,194,257 in net losses and $335,822 in revenues from operations.

The  following  comprises the capitalization history  for  Terra  Systems,
Inc.:

  1.In  1997,  we exercised the right to repurchase 36,775,000  shares  of common stock from two shareholders at $0.001 per share. Issuance of 10% promissory notes paid for the stock redemption.
  2.In  1998, we issued 33,000 shares of common stock at a price of  $.303 per share for proceeds of $10,000.00; 27,900 shares at a price of $.3185 per share for proceeds of $8,887.38; 90,000 shares at a price of $.33 per share for proceeds of $29,700.00; 89,739 shares at a price of $.36 per share for proceeds of $32,632.56; 160,000 shares at a price of $.50 per share for proceeds of $80,000.00; 125,000 shares at a price of $.60 per share for proceeds of $75,000.00; 121,609 shares at a price of $.73 per share for proceeds of $ 88,883.82; 43,479 shares at a price of $.75 per share for proceeds of $32,609.31; and 25,000 shares at a price of $.80 per share for proceeds of $20,000.00.


/8/


  3.In  1999, we issued 220,000 shares of common stock at a price of  $.25 per share for proceeds of $55,460.32; 125,000 shares at a price of $.40 per share for proceeds of $50,000.00; and 360,000 shares at a price of $.50 per share for proceeds of $180,000.00.
  4.In  1999,  we  issued  200,000 shares for the retirement  of  accounts payable to a related party, valued at $50,000 or $0.25 per share. 5.On January 12, 1999, the Company issued stock options to five individual shareholders totaling 2,250,000 shares of common stock at a price of $0.20 per share.
  6.As of year-end December 31, 1999, we issued 166,286 shares of common stock at a price of $.50; 50,000 shares at a price of $.60; and 43,000 shares at a price of $.70 for consulting services. During the six months ended June 30, 2000, we issued 62,920 shares at a price of $.48 and 60,000 shares at a price of $.50 for consulting services.
  7.During the six months ended June 30, 2000, we issued 191,340 shares of common stock at a price of $.25 per share for proceeds of $47,835 and 33,333 shares at a price of $.30 per share for proceeds of $10,000.00. Within the same period we issued 500,000 shares of common stock upon conversion of notes payable to stockholders in the amount of $100,000 or $0.20 per share.

As of June 30, 2000, we have 17,025,393 shares of $0.001 par value common voting stock issued and outstanding. However, if our capital requirements are greater than our financial resources, we may be required to raise additional capital via an additional public or private offering. In the meantime, our officers and directors plan to advance funds on an as-needed basis, although there is no definitive or legally binding arrangement to do so. There are no preliminary loan agreements or understandings between our officers, directors or affiliates and lending institutions. We currently have no arrangements or commitments for accounts and accounts receivable financing. There can be no assurance that any such financing can be obtained or, if obtained would be found to be reasonable by the company.

As of June 30, 2000, we have generated $335,822 in sales revenues and devoted our efforts primarily to developing our products and services, implementing our business strategy and raising working capital through equity financing. Our revenues are primarily dependent upon our ability to cost-effectively and efficiently develop and market our products and/or services. Our priorities for the next six (6) to twelve (12) months of operations are:

1.   To continue marketing our services,
2.   Developing strategic relationships,
3.   Responding to competitive developments, and
4.   Establishing our brand identity.

Realization of sales of our products and services during the fiscal year ending December 31, 2000 is vital to operations. We may not be able to continue as a going concern without realizing additional sales or capital. We cannot guarantee that we will be able to compete successfully or that the competitive pressures we may face will not have a material adverse effect on our business, results of operations and financial condition. Additionally, a superior competitive product could force us out of business.

(2) Our net loss for the six months ended June 30, 2000 was approximately $983,539 and our net loss for the year ended December 1999 was approximately $1,229,863. Our net loss was primarily attributable to less than expected revenues being realized from sales of our products and services. Our expenses for the six months ended June 30, 2000 were approximately $941,130, of which approximately 85.54% of our expenses were general and administrative. Our expenses for the year ended December 31, 1999 were approximately $1,143,992, of which approximately 78.29% of our expenses were general and administrative.

During each of these interim periods, we realized minimal revenues while incurring normal fixed overhead and debt service costs. For the six months ended June 30, 2000, the depreciation and amortization expense for our product development costs is $62,463. There was $125,823 depreciation and amortization expense in 1999. This operating trend is projected to continue for at least the remaining period of fiscal 2000.


/9/


To fund fiscal 2000 operations, we believe our projected cash balance will be adequate to fund our operations and provide for our working capital needs through December 2000.

We may experience significant fluctuations in operating results in future periods due to a variety of factors, including but not limited to, the following risk factors.

Limited Operating History

We have a limited operating history on which to base estimates for future performance. We believe that the need for additional funds will be mitigated somewhat from internal revenues and earnings. Any future offerings could significantly dilute the value of any previous investor's investment value.

Need for Additional Financing

We may need to obtain additional financing in the event that we are unable to realize sales of our services or collect accounts receivable. We may incur additional indebtedness from time to time to finance acquisitions, provide for working capital or capital expenditures or for other purposes. However, we currently anticipate that our operating cash flow will be sufficient to meet our current operating expenses as they become due. Furthermore, our ability to pay cash dividends on, and to satisfy the redemption obligations in respect of our outstanding Common Stock will be primarily dependent upon the future financial and operating performance of our operating units. Such performance is dependent upon financial, business and other general economic factors, many of which are beyond the control of our operating units. If we are unable to generate sufficient cash flow to meet our future debt service obligations or provide adequate long-term liquidity, we will have to pursue one or more alternatives, such as reducing or delaying capital expenditures, refinancing debt, selling assets or operations, or raising equity capital. There can be no assurance that such alternatives could be accomplished on satisfactory terms, if at all, or in a timely manner.

The Market

Technological change, continuing process development and new product introductions may affect the markets for our products. Our success will depend, in part, upon our continued ability to manufacture products that meet changing customer needs, successfully anticipate or respond to technological changes in manufacturing processes on a cost-effective and timely basis and enhance and expand our existing product offerings. Current competitors or new market entrants may develop new products with features that could adversely affect the competitive position of our products. We have invested and continue to invest substantial resources in research and development in an effort to improve upon our existing manufacturing processes. However, there can be no assurance that our process development efforts will be successful or that the emergence of new technologies, industry standards or customer requirements will not render our technology, equipment or processes obsolete or uncompetitive. Any failure or delay in accomplishing these goals could have a material adverse effect on our business, results of operations and financial condition. In addition, to the extent that we determine that new manufacturing equipment or processes are required to remain competitive, the acquisition and implementation of the technologies, equipment and processes required are likely to require significant capital investment.

(3) No engineering, management or similar report has been prepared or provided for external use by us in connection with the offer of our securities to the public.

(4) Management believes that our future growth and success will be largely dependent on our ability to develop and market our products. We believe that the long-term success of our business may require substantial research and development. There are no formal agreements to date, and we pay for all independent tests. We have incurred research and development costs from February 16, 1996 (date of


/10/


inception) through June 30, 2000. In addition, we anticipate incurring research and development costs through the fiscal and calendar year ending December 31, 2000.

B. Management's Discussion and Analysis of Financial Condition and Results of Operations

As of February 16, 1996 (date of inception) through June 30, 2000, we have generated $335,822 sales revenue.

Item 3.     Description of Property

A.   Description of Property

Our corporate headquarters are located at 5912 West 11600 South, Payson, Utah 84651. We have use of this space through a lease arrangement from Spring Lake Company, a related party. The terms of this lease are for $4,120.00 per month on a month-to-month basis. The lease expires on July 1, 2003. This facility consists of approximately 20,000 square feet of office and warehouse space in the main building, and approximately 10,000 feet of additional warehouse/storage in an unattached building, in addition to approximately 3.2 acres of land. Additionally, there are currently no proposed programs for the renovation, improvement or development of the property currently being utilized. We have also entered into another capital lease agreement with Spring Lake Community. The purpose of this lease is to acquire plant equipment at a total of $423,594. This lease expires on March 2002. The monthly payment is approximately $13,258 per month. Furthermore, we have acquired office equipment at a cost of
$70,811, and additional plant equipment at a cost of $193,152. In addition, we have trucks and other automobiles, which are collectively valued at $22,000, and software valued at $10,380.

B.   Investment Policies

Management does not currently have policies regarding the acquisition or sale of assets primarily for possible capital gain or primarily for income. We do not presently hold any investments or interests in real estate, investments in real estate mortgages or securities of or interests in people' primarily engaged in real estate activities.

Item 4.   Security Ownership of Management

A.   Security Ownership of Management

The following table sets forth as of December 31, 1999 certain information regarding the beneficial ownership of our common stock by (a) each person who is known us to be the beneficial owner of more than five percent (5%) of the common stock, (b) each of our director and executive officers and
(c) all of our directors and executive officers as a group. Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares of common stock beneficially owned by them, except to the extent such power may be shared with a spouse. No change in control is currently being contemplated.


/11/



 Shareholder  Corporate       Shares                            Percenta
               Position    Beneficially       Consideration       ge of
                              Owned                             Ownershi
                                                                    p
Clayton                     1,600,000         500,000 @          22.46%
Timothy         Chief                      $0.001/share
              Executive                           3,000 @
               Officer                     $1.00/share
                                              990,000 @
                                           $0.001/share

L. Kent       President      625,000          625,000 @           8.77%
Harmon                                     $0.001/share

Leonard Howe  Technical      625,000          625,000 @           8.77%
               Director                    $0.001/share
CHT Holding      N/A        2,505,000      2,505,000 @           35.17%
Trust*                                     $0.001/share

Lloyd McEwan  Secretary     1,600,000         200,000 @          22.46%
                  /                        $1.00/share
              Treasurer                       125,000 @
                                           $0.80/share
                                              250,000 @
                                           $0.001/share
                                           1,025,000 @
                                           $0.001/share



*Please refer to Audited Financial Statements

B.   Persons Sharing Ownership of Control of Shares

No person other than Clayton Timothy, L. Kent Harmon, Leonard Howe, CHT Holding Trust (consisting of Howard Hucks, Valgene Blackburn and Wayne Hanson) and Lloyd McEwan owns or shares the power to vote five percent (5%) or more of Terra Systems securities.

Item 5.     Directors and Executive Officers

A.   Directors and Executive Officers

The following table sets forth certain information with respect to each of our executive officers or directors.

         Name            Age        Position             Term

Clayton Timothy          52  Chief Executive       Since October
                             Officer               of 1996

L. Kent Harmon           45  President             Since February
                                                   of 1996

Lloyd McEwan             71  Secretary/Treasurer   Since October
                                                   of 1996

Leonard Howe             41  Technical Director    Since February
                                                   of 1996

Robert Underwood         56  Director and          Since January
                             Consultant            of 1999


/12/


B.   Work Experience

Clayton  Timothy,  Chief Executive Officer- Mr. Timothy, 52,  is  presently serving as a member of the board of directors and as the Chief Executive Officer of Terra Systems. He has held that position since September 1996. Prior to joining Terra Systems, Mr. Timothy was Vice President of Industrial Management and Engineering in Lehi, Utah. He was responsible for corporate Marketing and coordination of all projects. From 1990 to 1994, he was Executive Vice President and Director of COVOL Environment Technologies of Lehi, Utah.

L. Kent Harmon, President- Mr. Harmon, 45, is presently serving as a member of the board of directors and as the President of Terra Systems. He has held these positions since October of 1996. Prior to his employment with Terra Systems he was President of Metredyne Imaging Services in Buena Park, California. Metredyne created and marketed diagnostic systems that quantified the extent of physical impairment caused by work related injuries.

Lloyd McEwan, Secretary and Treasurer- Mr. McEwan, 71, is presently serving as a member of the board of directors and as Secretary and Treasurer of Terra Systems since 1996. Prior to his employment with Terra Systems he was the principal owner of State, Inc., which is a construction company specializing in metals, mining, electrical utility and petroleum refinery industries. He has over 40 years of management experience in this field.

Leonard Howe, Technical Director - Mr. Howe, 41, is presently serving as a member of the board of directors and as Technical Director of Terra Systems since inception. He has been actively involved in the research and development of Terra's technology, patent filing, and feasibility testing. Before his employment with Terra Systems he worked in the gold mining industry.

Robert Underwood, Consultant- Mr. Underwood, 56, has served on the board of directors of Terra Systems since January 1999. He also serves as a Director and Consultant to the company. Prior to Terra Systems he worked for 27 years in the commercial banking industry as Vice President and Manager for First Security Bank of Utah NA. He received his BA from Brigham Young University in Economics and Language and his MBA in Finance from the University of Utah. In addition he was an instructor of Economics at BYU and for the American Institute of Banking for eleven years.

Item 6.     Executive Compensation

Remuneration of Directors and Executive Officers

We do not currently have organized labor agreements of union agreements between Terra Systems, Inc. and our employees. Over the next twelve (12) months, each executive officer is expected to draw the following annual compensation.

        Name           Capacities in which    Annual Compensation
                         Remuneration was
                             Recorded

   Clayton Timothy       Chief Executive     $60,000 Annual Salary
                             Officer

   L. Kent Harmon           President        $60,000 Annual Salary

   Leonard Howe        Technical Director    $60,000 Annual Salary


/13/


   Lloyd McEwan          Secretary and       $60,000 Annual Salary
                            Treasurer

  Robert Underwood         Director and      $60,000 Annual
                            Consultant       Consulting Fee

  Tim Gwyther       Project Manager and      $60,000 Annual
                            Consultant       Consulting Fee

Compensation of directors

There are no arrangements for our directors to be compensated at this time, nor does the company have any intention to provide compensation to its directors in the future.

Employment Agreements

Stock Option Plan

We currently do have an employee stock option plan. On January 12, 1999, Terra Systems issued stock options to the following individuals, in the following amounts:

     Individual         Corporate Position      Number of Shares

   Clayton Timothy       Chief Executive           500,000
                             Officer

   L. Kent Harmon           President              500,000

   Leonard Howe        Technical Director          500,000

   Lloyd McEwan          Secretary and             500,000
                            Treasurer

   Robert Underwood         Director and           250,000
                            Consultant

The Exercise Price is $0.20 per share. The options expire on the second anniversary of the Stock Option Agreement (all dated January 12, 1999). In addition to the above, federal and/or state law requires that Terra Systems contributes to a workers compensation fund, in addition to state and federal unemployment insurance plans on behalf of all Terra Systems employees (including regular, temporary, full-time, and part-time).

Item 7.     Certain Relationships and Related Transactions

     Capitalization of Terra Systems, Inc.

Terra Systems, Inc. was incorporated on February 17, 1996 in the State of Utah. The following represents the capitalization of Terra Systems, Inc. for the last two (2) years:

  1.In  1998, we issued 33,000 shares of common stock at a price of  $.303 per share for proceeds of $10,000.00; 27,900 shares at a price of $.3185 per share for proceeds of $8,887.38; 90,000 shares at a price of $.33 per share for proceeds of $29,700.00; 89,739 shares at a price of $.36 per share for proceeds of $32,632.56; 160,000 shares at a price of $.50 per share for proceeds of $80,000.00; 125,000 shares at a price of $.60 per share for proceeds of $75,000.00; 121,609 shares at a price of $.73 per share for proceeds of $ 88,883.82; 43,479 shares at a price of $.75 per share for proceeds of $32,609.31; and 25,000 shares at a price of $.80 per share for proceeds of $20,000.00.
  2.In  1999, we issued 220,000 shares of common stock at a price of  $.25 per share for proceeds of $55,460.32; 125,000 shares at a price of $.40 per share for proceeds of $50,000.00; and 360,000 shares at a price of $.50 per share for proceeds of $180,000.00.


     /14/


  3.In  1999,  we  issued  200,000 shares for the retirement  of  accounts payable to a related party, valued at $50,000 or $0.25 per share. 4.On January 12, 1999, the Company issued stock options to five individual shareholders totaling 2,250,000 shares of common stock at a price of $0.20 per share.
  5.As of year-end December 31, 1999, we issued 166,286 shares of common stock at a price of $.50; 50,000 shares at a price of $.60; and 43,000 shares at a price of $.70 for consulting services. During the six months ended June 30, 2000, we issued 62,920 shares at a price of $.48 and 60,000 shares at a price of $.50 for consulting services.
  6.During the six months ended June 30, 2000, we issued 191,340 shares of common stock at a price of $.25 per share for proceeds of $47,835 and 33,333 shares at a price of $.30 per share for proceeds of $10,000.00. Within the same period we issued 500,000 shares of common stock upon conversion of notes payable to stockholders in the amount of $100,000 or $0.20 per share.

Item 8.     Description of Securities

We authorized capital stock that consists of 100,000,000 shares of common stock, par value $0.001 per share. As of June 30, 2000, we had 17,025,393 shares of common stock outstanding. The holders of shares of our common stock are entitled to one vote for each share on all matters that the holders of common stock are entitled to vote. There is no cumulative voting for the election of directors. Holders of our common stock are entitled to share ratably in our net assets upon liquidation or dissolution as declared by the Board of Directors out of funds legally available therefor. Our holders of common stock have no pre-emptive rights to purchase any shares of any class of our stock. All outstanding shares of common stock are, and our shares of common stock to be issued pursuant hereto will be, upon payment therefore, fully paid and non-assessable.


/15/


                                   Part II

Item 1.     Market for Common Equity and Related Stockholder Matters

B.    Holders

As of December 31, 1999, we have had approximately 233 stockholders of record.

D.     Reports to Shareholders

We will furnish our shareholders with annual reports containing audited financial statements and such other periodic reports as we determine to be appropriate or as may be required by law. We are filing this Form 10-SB voluntarily with the intention of establishing the fully reporting status of Terra Systems, Inc. with the SEC. Upon the effectiveness of this Registration Statement, we will be required to comply with periodic reporting, proxy solicitation and certain other requirements by the Securities Exchange Act of 1934. Consequently, we will voluntarily file all necessary reports and forms as required by existing legislation and SEC rules.

E.     Transfer Agent and Registrar
The Transfer Agent for our shares of common voting stock is Pam Gray, Atlas Stock Transfer Company, 5899 South State, Murray, Utah, 84107, (801) 266-7151.

Item 2.     Legal Proceedings

Terra Systems, Inc. Versus a Former Director/Officer and Other
     Stockholders - The Company has filed a complaint against a former director and officer and other stockholders of the Company (the defendants) for using various forms of improper conduct and misrepresentations concerning their qualifications and intentions to obtain a significant number of the Company's shares. The Company is seeking a declaration by the court that none of the defendants have any right, title to or ownership of the Company's stock originally issued to the defendants. The defendants claim the Company and certain of its officers have engaged in fraudulent and conspiratorial conduct and have filed a counterclaim seeking the following: a dismissal of the Company's complaint, unspecified amount of damages resulting from the Company's refusal on March 1, 1997 to tender shares to the defendants that the defendants were entitled to sell, the removal of certain restrictions on the Company's stock, $60,000 for breach of an employment contract and interest, compensatory damages and punitive damages in unspecified amounts, and together with attorney fees.

     On October 9, 1999, the Court entered a partial summary judgment against one of the defendants in favor of the Company on all of its claims. The Court found that the damages sought against the defendant and an award of reasonable attorney's fees, and expenses incurred in connection with the case shall be determined at a future date. The Court also found that the Company is entitled to a partial summary judgment against the defendant for securities fraud, including recission and restitution of the issuance of one million Terra Systems shares and additional damages to be determined in further proceedings before the Court. The amount of damages to be awarded has not yet been determined.

     The Company denies all material allegations against the Company and intends to fully defend the counterclaim of the defendants and prosecute the Company's claims and actions against the defendants. This litigation is still in the discovery phase and the ultimate outcome cannot presently be determined

     Threatened Litigation - The Company and certain Officers and Directors of the Company received notice from a litigant's legal counsel of threatened litigation. The litigant contends that certain current Officers and Directors held and sold a number of Xullux shares that were free trading prior to the merger of Xullux and Terra Systems. The alleged sale may have impacted the value of the litigant's Terra Systems restricted publicly issued shares in the company. The litigant claims that the defendant's ownership and alleged sale of Xullux stock was not disclosed to him at or during the time he contributed certain assets and other equipment to Terra Systems in exchange for the Terra Systems restricted stock. The litigant seeks to return 125,000 shares to Terra Systems for value and seeks other monetary and punitive damages in an amount of not less than $1,500,000 including additional costs and attorney's fees. The Company denies all of the material allegations and claims of the litigant. Currently, the ultimate outcome of this situation cannot presently be determined.

     Based on the uncertain outcome of these contingencies, no provision for any loss or gain that may result upon adjudication has been made in the accompanying financial statements, and the possible effect it will have on future financial statements is unknown.


Item 3.     Changes in and Disagreements with Accountants

We have had no disagreements with our independent accountants.

Item 4.     Recent Sale of Unregistered Securities

In 1996, five founding shareholders purchased 8,225,000 shares of our authorized common stock at par value. This original stock offering was made in accordance with Section 4(2) of the Securities Act of 1933, as amended. No underwriting discounts or commissions were paid in this offering.

Item 5.     Indemnification of Directors and Officers

The bylaws of the company provide for indemnification of employees and agents in certain cases. Insofar as indemnification for liabilities arises under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the company pursuant to the foregoing provisions, the company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the act and is therefore unenforceable.


/16/


                        Part F/S

Item 1.        Financial Statements               Page

The following documents are filed as part of this report:

a)Terra Systems, Inc.

Report   of   Independent  Certified   Public     F-1
Accountants

Consolidated Balance Sheets - June  30,  2000
(unaudited),
December 31, 1999 and 1998                        F-2

Consolidated Statement of Operations for  the
Six Months
Ended  June  30, 2000 and 1999, and  for  the
Years Ended
December  31,  1999  and  1998  and  for  the
Cumulative Period
February 17, 1996 (Date of Inception) through     F-3
June 30, 2000 (unaudited)

Consolidated   Statement   of   Stockholder's
Equity (Deficit)
for  the  period February 17, 1996  (Date  of
Inception)
through June 30, 2000 (unaudited)                 F-4

Consolidated Statement of Cash Flows for  the
Six Months
Ended  June  30, 2000 and 1999, and  for  the
Years Ended
December  31,  1999  and  1998  and  for  the
Cumulative Period
February 17, 1996 (Date of Inception) through     F-6
June 30, 2000 (unaudited)

Notes to Financial Statements                     F-7



/17/



                    TERRA SYSTEMS, INC. AND SUBSIDIARY
                       (A Development Stage Company)


            REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
                                    AND
                     CONSOLIDATED FINANCIAL STATEMENTS









                        December 31, 1999 and 1998



                    TERRA SYSTEMS, INC. AND SUBSIDIARY
                       (A Development Stage Company)







                             TABLE OF CONTENTS

                                                    Page

     Report of Independent Certified                 F-1
     Public Accountants

     Financial Statements:

     Consolidated Balance Sheets - June
     30, 2000 (Unaudited) December 31,
     1999 and 1998
                                                     F-2

     Consolidated Statements of
     Operations for the Six Months
     Ended June 30, 2000 and 1999
     (Unaudited) and for the Years
     Ended December 31, 1999 and 1998,
     and for the Cumulative Period
     February 17, 1996 (Date of
     Inception) through June 30, 2000
     (Unaudited)
                                                     F-3

     Consolidated Statements of
     Stockholders' Equity (Deficit) for
     the Period February 17, 1996 (Date
     of Inception) through June 30,
     2000 (Unaudited)
                                                     F-4

     Consolidated Statements of Cash
     Flows for the Six Months Ended
     June 30, 2000 and 1999 (Unaudited)
     and for the Years Ended December
     31, 1999 and 1998, and for the
     Cumulative Period February17, 1996
     (Date of Inception) through June
     30, 2000 (Unaudited)
                                                     F-6

     Notes to Consolidated Financial                 F-7
     Statements




         HANSEN, BARNETT & MAXWELL
        A Professional Corporation
       CERTIFIED PUBLIC ACCOUNTANTS

             (801) 532-2200
         Fax (801) 532-7944

       345 East Broadway, Suite 200
       Salt Lake City, Utah 84111- 2693

      Member of AICPA Division of Firms
               Member of SECPS
        Member of Summit International
                  Associates



REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To the Board of Directors and Shareholders
Terra Systems, Inc. and Subsidiary

We have audited the accompanying consolidated balance sheets of Terra Systems, Inc. and subsidiary (collectively a development stage company) as of December 31, 1999 and 1998 and the related consolidated statements of operations, stockholders' deficit, and cash flows for the years ended December 31, 1999 and 1998, and for the cumulative period from February 17, 1996 (date of inception) through December 31, 1999 which is included in the cumulative period from February 17, 1996, (date of inception) through June 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Terra Systems, Inc. and subsidiary as of December 31, 1999 and 1998, and the results of their operations and their cash flows for the years ended December 31, 1999 and 1998, and for the cumulative period from February 17, 1996 (date of inception) through December 31, 1999 which is included in the cumulative period from February 17, 1996 (date of inception) through June 30, 2000, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is a development stage enterprise engaged in the development and commercialization of a pneumatic conveyance system to handle materials in a bulk state. As discussed in Note 1 to the consolidated financial statements, the Company's operating losses since inception and the deficit accumulated during the development stage raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



HANSEN, BARNETT & MAXWELL
Salt Lake City, Utah
July 31, 2000


/F-1/


                    TERRA SYSTEMS, INC. AND SUBSIDIARY
                       (A Development Stage Company)
                        CONSOLIDATED BALANCE SHEETS

                                        June 30,         December 31,
                                          2000           1999       1998
                                       ------------  -----------   --------
                                       (Unaudited)

                                  ASSETS
     Current Assets
     Cash                               $     5,239  $     1,429  $     4,499
     Receivables                              6,225        5,075       22,311
     Prepaid expenses                             -            -        1,259
     Total Current Assets                    11,464        6,504       28,069
                                        -----------  -----------  -----------
     Property and Equipment
     Leasehold improvements                 331,642      331,642      331,642
     Furniture and equipment                687,557      687,424      687,318
     Trucks and automobiles                  22,000       22,000       22,000
     Software                                10,380       10,380       10,380
     Less: Accumulated depreciation        (472,463)    (410,000)    (284,177)
     Net Property and Equipment             579,116      641,446      767,163
                                        -----------  -----------  -----------
     Total Assets
                                        $   590,580  $   647,950  $   795,232
                                        ===========  ===========  ===========

                   LIABILITIES AND STOCKHOLDERS' DEFICIT

     Current Liabilities
     Accounts payable                   $   331,062  $   316,183  $   236,298
     Accounts payable to related party      255,632      200,175       80,474
     Accrued liabilities                    631,486      542,224      401,082
     Accrued interest payable               231,393      192,946      106,818
     Notes payable to stockholders -              -            -       10,367
     current portion
     Capital lease obligation - current     219,126      178,210      108,014
     portion
     Total Current Liabilities            1,668,699    1,429,738      943,053
                                        -----------  -----------  -----------
     Long-Term Liabilities
     Notes payable to stockholders -        656,517      756,517      751,769
     net of current portion
     Capital lease obligation - net of       46,342       95,580      188,801
     current portion
     Total Long-Term Liabilities            702,859      852,097      940,570
                                        -----------  -----------  -----------
     Stockholders' Deficit
     Common stock, $0.001 par value;
     100,000,000 shares authorized;
     shares outstanding:

     June 30, 2000 - 17,025,393 shares,
     December 31, 1999 - 15,827,800
     shares,
     December 31, 1998 - 14,743,414          17,025       15,828       14,744
     shares
     Additional paid-in capital           4,409,536    3,589,098    3,025,487
     Deficit accumulated during the
      development stage                  (6,194,257)  (5,210,718)  (3,980,855)
     Deferred compensation                  (13,282)     (28,093)    (147,767)
     Total Stockholders' Deficit         (1,780,978)  (1,633,885)  (1,088,391)
     Total Liabilities and              -----------  -----------  -----------
     Stockholders' Deficit              $   590,580  $   647,950  $   795,232
                                        ===========  ===========  ===========


/F-2/
               TERRA SYSTEMS, INC. AND SUBSIDIARY
                  (A Development Stage Company)
              CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                          Cumulative
                                                                        For the Period
                                                                       February 17, 1996
                            For the Six Months      For the Year Ended    (Inception)
                               Ended June 30           December 31,          Through
                          ----------------------  ------------------------   June 30,
                             2000        1999        1999         1998         2000
                          ----------  ----------  -----------  -----------  -----------
                              (Unaudited)           (Unaudited)
Revenues                  $    6,150  $   55,920  $   159,705  $   166,767  $   335,822

Cost of Revenues               2,497      31,582      144,950      160,111      307,558

Gross Profit                   3,653      24,338       14,755        6,656       28,264
                          ----------  ----------  -----------  -----------  -----------
Expenses
Research and development      73,649      45,122      122,518      240,296    1,265,961
General and
 administrative              805,018     409,171      895,651      826,137    4,030,607
Depreciation and              62,463      63,102      125,823      129,488      478,444
amortization

Total Expenses               941,130     517,395    1,143,992    1,195,921    5,775,012

Loss from Operations        (937,477)   (493,057)  (1,129,237)  (1,189,265)  (5,746,748)
                          ----------  ----------  -----------  -----------  -----------
Nonoperating Income/
(Expenses)
Interest expense             (46,073)    (46,283)    (100,643)    (110,342)    (343,554)
Interest income                   11           -           17          150        1,716
Loss    on    sale    of           -           -            -            -      (99,000)
securities
Loss on sale of assets             -           -            -       (4,750)      (6,671)

Net Nonoperating Income/
(Expenses)                   (46,062)    (46,283)    (100,626)    (114,942)    (447,509)

Net Loss                  $ (983,539) $ (539,340) $(1,229,863) $(1,304,207) $(6,194,257)
                          ==========  ==========  ===========  ===========  ===========
Basic and Diluted Loss
Per Share                 $    (0.06) $    (0.04) $     (0.08) $     (0.09) $     (0.41)
                          ==========  ==========  ===========  ===========  ===========
Weighted Average Shares
Outstanding               16,357,291  15,057,282   15,342,540   14,271,091   15,275,411
                          ==========  ==========  ===========  ===========  ===========



/F-3/


               TERRA SYSTEMS, INC. AND SUBSIDIARY
                  (A Development Stage Company)
        CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT

                              Common Stock                              Deficit
                          -------------------                         Accumulated
                           Number             Additional    Common    During the                  Total
                             of                 Paid-In      Stock    Development   Deferred  Stockholders'
                           Shares     Amount    Capital  Subscription    Stage    Compensation   Deficit
                          ----------  -------  ----------  ---------  -----------  ----------  ----------
Balance - February 17,             -  $     -  $        -  $       -  $         -  $        -  $        -
1996 (Inception)

March 1996 - $0.00 per
 share                    48,000,000   48,000     (47,520)         -            -           -         480

Shares issued to
acquire Xullux - May
1996-$0.00 per share       2,955,000    2,955      (2,955)         -            -           -           -

Common stock
subscriptions - July
1996 through September
1996
                                   -        -           -    196,000            -           -     196,000

Stock issued for cash:

  September 1996 - $0.80
$0.80 to $1.00 per share     706,500      707     667,793     10,000            -           -     678,500


  October 1996 - $0.80
per share                    350,000      350     279,650          -            -           -     280,000

  November 1996 - $1.75
per share                     12,000       12      20,988          -            -           -      21,000

  December 1996 - $1.75
to $2.00 per share            57,500       58     103,692          -            -           -     103,750

  January 1997 - $1.00
to $1.75 per share           126,000      126     145,374          -            -           -     145,500

  February 1997 - $1.00
per share                    100,000      100      99,900          -            -           -     100,000

  March 1997 - $1.75
per share                     25,413       25      44,448          -            -           -      44,473

  April 1997 - $2.00
per share                      7,500        8      14,992          -            -           -      15,000

  May 1997 - $1.00 per
share                        100,000      100      99,900          -            -           -     100,000

  June 1997 - $1.00 per
share                         90,000       90      89,910          -            -           -      90,000

  August 1997 - $0.50
to $1.00 per share            7,0000       70      44,930          -            -           -      45,000

  October 1997 - $1.00
per share                     25,000       25      24,975          -            -           -      25,000

  November 1997 - $0.72
to $0.80 per share           172,399      173     128,243          -            -           -     128,416

  December 1997 - $0.80
per share                     84,375       84      67,416          -            -           -      67,500

Stock issued in satisfaction of
 subscription agreements:

   October 1996 - $0.80
to $1.00 per share           233,500      233     195,767   (196,000)           -           -           -

   December 1996 -
$0.76 to $0.80 per share     243,500      243     184,557   (184,800)           -           -           -

   Stock issued for
current and future services -

   May 1997 - $1.00 per
share                         75,000       75      74,850          -            -     (29,970)     44,955

   Stock issued for
marketable securities -

   September 1996 -
$0.80 per share               19,000       19      15,181    174,800            -           -     190,000

   Stock redemptions:

   Stock redemption
from original investors
- $0.001 per share       (36,775,000) (36,775)          -          -            -           -     (36,775)

   Redemption of stock
(no consideration)
   - September 1996       (3,000,000)  (3,000)      3,000          -            -           -           -

Net loss from February
17, 1996 through
 December 31, 1997                 -        -           -          -   (2,676,648)          -  (2,676,648)
                          ----------  -------  ----------  ---------  -----------  ----------  ----------

Balance - December 31,
1997                      13,677,687   13,678   2,255,091          -   (2,676,649)    (29,970)   (437,849)

Stock issued for cash:

April - $0.50 to $0.73
per share                    239,502      240     146,671          -            -           -     146,911


May - $0.75 to $0.80
per share                     38,333       38      29,962          -            -           -      30,000

June - $0.75 per share        30,146       30      22,579          -            -           -      22,609

July - $0.36 to $0.73
per share                    236,846      237     119,368          -            -           -     119,605

August - $0.50 per share      20,000       20       9,980          -            -           -      10,000

November - $0.30 to
$0.33 per share               78,000       78      24,772          -            -           -      24,850

December - $0.32 to
$0.33 per share               72,900       73      23,664          -            -           -      23,737

Stock issued for
current and future
services March - $1.13       350,000      350     393,400          -            -    (141,557)    252,193

Amortization of
deferred compensation              -        -           -          -       23,760      23,760
Net loss for the period            -        -           -          -   (1,304,207)          -  (1,304,207)
                          ----------  -------  ----------  ---------  -----------  ----------  ----------
Balance December 31,
  1998                    14,743,414   14,744   3,025,487          -   (3,980,855)   (147,767) (1,088,391)

(Continued)


/F-4/



              TERRA SYSTEMS, INC. AND SUBSIDIARY
                  (A Development Stage Company)
        CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT

                              Common Stock                              Deficit
                          -------------------                         Accumulated
                           Number             Additional    Common    During the                  Total
                             of                 Paid-In      Stock    Development   Deferred  Stockholders'
                           Shares     Amount    Capital  Subscription    Stage    Compensation   Deficit
                          ----------  -------  ----------  ---------  -----------  ----------  ----------


Balance December 31,
 1998                     14,743,414   14,744   3,025,487          -   (3,980,855)   (147,767) (1,088,391)

Stock issued for cash:

January - $0.50 per
share                        100,000      100      49,900          -            -           -      50,000

April - $0.25 per
share                         20,000       20       4,980          -            -           -       5,000

May - $0.50 per share         20,000       20       9,980          -            -           -      10,000

June - $0.50 per share       100,000      100      49,900          -            -           -      50,000

July - $0.25 per share       200,000      200      50,260          -            -           -      50,460

September - $.40 and
$.50 per share               145,000      145      59,855          -            -           -      60,000

October - $0.50 per
share                         60,000       60      29,940          -            -           -      30,000

December - $0.50 per
share                         60,000       60      29,940          -            -           -      30,000

Stock issued for
retirement of debt

January - $0.25 per
share                        200,000      200      49,800          -            -           -      50,000

Stock issued for
services

March - $0.50 per
share                        106,286      106      53,083          -            -           -      53,189

June - $0.50 per share        60,000       60      29,940          -            -           -      30,000

September - $0.70 per
share                         43,000       43      29,957          -            -           -      30,000

December - $0.60 per
share                         50,000       50      29,950          -            -           -      30,000

Outstanding stock from
acquisition of Xullux not
previously recorded              100        -           -          -            -           -           -

Deferred compensation
relating to grant
of stock options                   -        -     179,126          -            -    (179,126)          -

Stock issued for
future services

 September - $0.97 per
share                         20,000       20      19,300         -             -     (19,320)          -

Stock redemption from
former officer

 December - $1.13 per
share                       (100,000)    (100)   (112,300)        -             -     112,400           -

Amortization of
deferred compensation              -        -           -         -             -     205,720     205,720

Net loss for the
period                             -        -           -         -    (1,229,863)          -  (1,229,863)
                          ----------  -------  ----------  --------  ------------  ----------  ----------
Balance - December
31, 1999                  15,827,800   15,828   3,589,098         -    (5,210,718)    (28,093) (1,633,885)

Stock redemption from
officer (unaudited):

February - $0.89 per
share                        (50,000)     (50)    (56,150)        -             -      56,200           -

Stock issued for cash
(unaudited):

January - $0.25 per
share                         12,000       12       2,988         -             -           -       3,000

February - $0.25 per
share                         40,000       40       9,960         -             -           -      10,000

March - $0.25 per
share                        139,340      139      34,696         -             -           -      34,835

April - $0.30 per
share                         33,333       33       9,967         -             -           -      10,000

Stock issued for
services (unaudited):

March - $0.50 per
share                         60,000       60      29,940         -             -           -      30,000

May - $0.48 per share         62,920       63      29,937         -             -           -      30,000

Conversion of debt
through the exercise
of stock options
(unaudited)                  500,000      500      99,500         -             -           -     100,000

Exercise of stock
rights (unaudited)           400,000      400      99,600         -             -           -     100,000

Consulting expense
relating to grant of
stock options                      -        -     560,000         -             -           -     560,000

Amortization of
deferred compensation
   (unaudited)                     -        -           -         -             -     (41,389)    (41,389)

Net loss for the
period (unaudited)                 -        -           -         -      (983,539)          -    (983,639)
                          ----------  -------  ----------  --------  ------------  ----------  ----------
Balance - June 30,
2000 (Unaudited)          17,025,393  $17,025  $4,409,536  $      -  $ (6,194,257) $(13,282) $(1,780,978)
                          ==========  =======  ==========  ========  ============  ========  ===========


/F-5/


               TERRA SYSTEMS, INC. AND SUBSIDIARY
                  (A Development Stage Company)
              CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                          Cumulative
                                                                        For the Period
                                                                       February 17, 1996
                            For the Six Months      For the Year Ended    (Inception)
                               Ended June 30           December 31,          Through
                          ----------------------  ------------------------   June 30,
                             2000        1999        1999         1998         2000
                          ----------  ----------  -----------  -----------  -----------
                              (Unaudited)           (Unaudited)
Cash  Flows From  Operating
Activities
Net loss                  $ (983,539)   (539,340)  (1,229,863)  (1,304,207)  (6,194,257)
Adjustments to reconcile
 net loss to net cash used
 by operating activities:

Depreciation and
amortization                  62,463      63,102      125,823      129,488      478,444

Loss on sale of investment
securities                         -           -            -            -       99,000

Loss on sale of assets             -           -            -        4,750        6,671

Compensation paid with
common stock net of
forfeitures                  (41,389)     53,301      205,720      275,953      485,239

Consulting expense relating
to grant of stock options    560,000           -            -            -      560,000

Changes  in current  assets
and liabilities:
Receivables                   (1,150)    (10,570)      17,236      (21,111)      (6,225)
Prepaid expenses                   -         (88)       1,259        3,552            -
Accounts payable              74,879     194,722      336,517      161,609      672,862
Accounts payable -  related
party                         55,458        (631)      55,639       (9,914)     166,403
Accrued liabilities           89,261     114,471      141,142      188,398      631,485
Accrued interest payable      38,447      40,443       86,128       70,266      231,393

                          ----------  ----------  -----------  -----------  -----------

Net Cash Used by Operating
Activities                  (145,570)    (84,590)    (260,399)    (501,216)  (2,868,985)
                          ----------  ----------  -----------  -----------  -----------

Cash  Flows From  Investing
Activities
Purchase of equipment           (133)       (106)        (106)     (31,022)    (662,597)
Organization costs paid            -           -            -            -       (4,755)
Proceeds from sale of
assets                             -           -            -       20,211      117,715

Net Cash Used by Investing
Activities                      (133)       (106)        (106)     (10,811)    (549,637)
                          ----------  ----------  -----------  -----------  -----------
Cash Flows From Financing
Activities

Proceeds from borrowings
stockholders                       -           -            -      208,352      870,111

Payments on borrowings
stockholders                       -           -       (5,000)     (20,000)    (149,750)

Proceeds from stock
issuance and
subscriptions                157,835     115,000      285,460      377,712    2,861,626

Payments on capital
lease obligations             (8,322)    (23,025)     (23,025)     (64,796)    (158,126)


/F-6/


Net Cash Provided by
Financing Activities         149,513      86,975      257,435      501,268    3,423,861
                          ----------  ----------  -----------  -----------  -----------
Net Increase (Decrease)
in Cash                        3,810       2,279       (3,070)     (10,759)       5,239

Cash at Beginning of
 Period                        1,429       4,499        4,499       15,258            -
                          ----------  ----------  -----------  -----------  -----------

Cash at End of Period     $    5,239  $    6,778  $     1,429  $     4,499  $     5,239
                          ==========  ==========  ===========  ===========  ===========


/F-7/


              TERRA SYSTEMS, INC. AND SUBSIDIARY
                (A Development Stage Company)
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      (Information With Respect to June 30, 2000 And For
    The Six Months Ended June 30, 2000 and 1999 is Unaudited)


NOTE 1-ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING
PRINCIPLES

     Organization- Terra Systems, Inc. was incorporated on February 17, 1996 pursuant to the laws of the State of Utah. It is a development stage company whose primary business purpose is the development and commercialization of a pneumatic conveyance system to handle materials in a bulk state in industrial research and processing.

     Xullux, Inc. was incorporated under the laws of the state of Utah on November 4, 1983 under the name of Bunker Research, Inc. It changed its name to Diamond Resources, Inc. on May 15, 1984 and changed its name again to Xullux, Inc. on August 6, 1988. On May 1, 1996, Xullux, Inc. entered into a merger agreement with Terra Systems, Inc. whereby Terra Systems, Inc. was merged into a newly-formed subsidiary of Xullux, Inc. called Terra Merger Subsidiary, Inc. and the Terra Systems, Inc. stockholders were issued 48,000,000 shares of Xullux, Inc. common stock.

     For financial accounting purposes, the merger was accounted for by the purchase method of accounting with Terra Systems, Inc. considered the acquiring corporation. The historical financial statements of Terra Systems, Inc. were restated to reflect the shares issued to the Terra Systems, Inc. stockholders as being outstanding for all periods presented, similar to a stock split. Xullux, Inc. had no assets at the date of the merger and was considered a shell corporation; accordingly, the 2,955,100 shares held by the Xullux, Inc. stockholders were deemed to have been issued for no consideration. The operations of Xullux, Inc. have been included in the statements of operations from the date of the merger.

     Following the reorganization, Xullux, Inc. changed its name to Terra Systems, Inc.

     Principles of Consolidation-The consolidated financial statements include the accounts of Terra Systems, Inc. and its wholly owned subsidiary Terra Merger Subsidiary, Inc. All intercompany transactions have been eliminated. The consolidated entities are collectively referred to herein as the "Company" or "Terra Systems."

     Use of Estimates-The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Basis of Presentation-The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the consolidated financial statements for the six month period ended June 30, 2000, and the years ended December 31, 1999 and 1998, the Company has received nominal revenue and incurred net losses of $983,539, $1,229,863 and $1,304,207, respectively. At December 31, 1999, the Company had a working capital deficit of $1,423,234. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets or the amount and


     /F-8/


     classification of liabilities which might
     be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to generate sufficient cash flows to meet its obligations on a timely basis, to obtain additional financing as may be required, and ultimately to attain successful operations. The Company's management intends to use both capital and debt financing as needed to provide sufficient cash flow. Management is in the process of negotiating various agreements and hopes these agreements will generate additional cash flow.

     Property and Equipment-Property and equipment are recorded at cost and are depreciated using the straight-line method based on the expected useful lives of the assets which range from five to fifteen years. Depreciation expense for the six month period ended June 30, 2000, and the years ended December 31, 1999 and 1998 was $62,463, $125,823 and
     $125,259, respectively.

     Long-Lived Assets -The realizability of long-lived assets is evaluated periodically when events or circumstances indicate a possible inability to recover the carrying amounts. An impairment loss is recognized for the excess of the carrying amount over the fair value of the assets. Fair value is determined based on estimated discounted net future cash flows or other valuation techniques available in the circumstances. This analyses involves significant management judgement to evaluate the capacity of an asset to perform within projections. Based upon these analyses, no impairment losses were recognized in the accompanying financial statements.

     Financial Instruments- The amounts reported as cash, receivables, accounts payable, accrued liabilities, notes payable to stockholders and obligations under capital leases are considered to be reasonable approximations of their fair values. The fair value estimates presented herein were based on market information available to management as of June 30, 2000. The use of different market assumptions and/or estimation methodologies could have a material effect on the estimated fair value amounts. The reported fair values do not take into consideration potential expenses that would be incurred in an actual settlement.

     Revenue Recognition - Revenue from research and development contracts is recognized as the contracts are completed.

     Basic and Diluted Loss Per Share - The Company computes net loss per share in accordance with SFAS No. 128 Earnings Per Share ("SFAS 128"), and SEC Staff Accounting Bulletin No. 98 ("SAB 98"). Under the provisions of SFAS 128 and SAB 98, basic loss per common share is computed by dividing net loss by the weighted-average number of common shares outstanding during the period. Diluted loss per share is calculated to give effect to potentially issuable common shares except during loss periods when those potentially issuable common shares would decrease the loss per share. At June 30, 2000 and December 31, 1999, respectively, there were 2,400,000 and 2,500,000 potentially issuable common shares which were excluded from the calculation of diluted loss per common share as their effect would have been anti-dilutive, thereby decreasing the net loss per common share. There were no potentially issuable shares at December 31, 1998.


/F-9/


NOTE 2-RELATED PARTY TRANSACTIONS

     As discussed in Notes 9 and 10, the Company entered into capital and operating lease obligations with a company under common ownership. The Company has violated its lease agreements by being delinquent in its payments regarding these leases. At June 30, 2000 and December 31, 1999 and 1998, the Company owed this related party $197,930, $161,456 and $31,560, respectively, in delinquent rent, executory fees, late fees, sales tax and cash advances. Certain Officers of the Company have from time to time advanced the Company funds used for operating expenses. At June 30, 2000 and December 31, 1999 and 1998, the Company owed these Officers $57,702, $38,719 and $48,913, respectively. Total amounts due to Related Parties as shown on the balance sheet at June 30, 2000, December 31, 1999 and 1998 are: $255,632,
     $200,175 and $80,473 All amounts are due on demand with no interest. See Note 9 for principal amounts due on capital leases to related party.

NOTE 3-STOCK RIGHTS

     On March 29, 2000, the Company entered into an agreement with a corporation for consultation and advisory services related to business management and marketing. In consideration for the services to be provided, the Company agreed to grant to the corporation the right to purchase 50,000 equity units at a purchase price of $5.00 per unit. Each unit consists of 20 freely tradable common shares and the option to purchase five shares at $0.50, five shares at $0.75, five shares at $1.00, and five shares at $1.25 - all freely tradeable shares. The option to purchase the 1,000,000 shares may not be exercised after March 22, 2001, unless the corporation arranges for an acceptable second offering agreed to by the Company, in which the option shall automatically extend for an additional two years and expire on March 22, 2003.

     The agreement for services shall be in effect from March 22, 2000 and shall continue in effect for a period of six months. The agreement may be renewed for a three-month period thereafter, upon mutual agreement of the parties.

     The Company measured compensation under this stock-based agreement using the fair value at the grant date consistent with SFAS No. 123, Accounting for Stock-Based Compensation. Under this method, the Company recognized consulting expense of $560,000. The fair value of $11.20 for each equity unit granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0.0%; expected volatility of 145.00% risk-free rate of 6.13% and expected life of options of 1.0 year.

     Upon grant of the rights, the corporation exercised its right and purchased 20,000 equity units. The Company received $100,000 for the delivery of 400,000 unrestricted shares of common stock and issued options to purchase an additional 100,000 shares at $0.50, 100,000 shares at $0.75, 100,000 shares at $1.00 and 100,000 shares at $1.25.

     In connection with the consulting agreement, the corporation will recommend the Company to potential investors. A finder's fee will be paid to the corporation as a percentage of funds obtained. A finder's fee of $150,000 would be paid on $5,000,000 obtained. An additional 1% would be owed on any additional funds obtained over the $5,000,000. The corporation may elect to obtain all or part of its fee in shares of the Company's stock. The stock will be valued at 80% of its most recent bid price for purposes of conversion to cash value.


/F-10/


NOTE 4-STOCK OPTIONS

     The  Company  accounts  for  its  stock  options  issued  to directors, officers and employees under Accounting Principles Board Opinion No. 25 and related interpretations ("APB 25"). Under APB 25, compensation expense is recognized if an option's exercise price on the measurement date is below the fair value of the Company's common stock. The Company accounts for options and warrants issued to non-employees in accordance with SFAS No. 123, Accounting for Stock-Based Compensation" (SFAS 123) which requires these options and warrants to be accounted for at their fair value.

     Employee Grants - On January 12, 1999, the company granted 2,500,000 stock options to employees and directors of the Company. The options are exercisable at $0.20 per share, exercisable immediately and expire two years from the date of grant. The fair value was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: dividend yield of 0.0%; expected volatility of 136%; risk-free rate of 4.61% and expected life of options of 2.0 years.

     On March 2, 1999, a Director of the Company resigned and forfeited 250,000 options.

     Non Employee Grants - As discussed in Note 3, the Company entered into an agreement with a corporation for consultation and advisory services related to business management and marketing. In consideration for the services to be provided, the Company agreed to grant to the corporation the right to purchase 50,000 equity units. Upon grant of the rights, the corporation exercised its right and purchased 20,000 equity units. Accordingly, the Company issued options to purchase 100,000 shares of common stock at $0.50, 100,000 shares at $0.75, 100,000 shares at $1.00 and
     100,000 shares at $1.25.

     Also discussed in note 3, the Company recognized consulting expense of $560,000 in connection with the grant of the stock rights. Accordingly, any consulting expense associated with the grant of the 400,000 stock options mentioned above was previously recognized.

     Outstanding Stock Options - A summary of stock option activity for the six months ending June 30, 2000 and the year ending December 31, 1999 is as follows:

                                              Weighted
                                               Average
                                              Exercise
                                                Price

                            Options   Price
                                      Range
                            -------   -----   ---------
       Balance,   December        -         -         -
       31, 1998

       Granted              2,500,0    $ 0.20   $  0.20
                                 00

       Forfeited            (250,00      0.20      0.20
                                 0)

       Balance,   December  2,250,0      0.20      0.20
       31, 1999                  00
                            -------      ----      ----

       Granted              400,000    0.50 -      0.88
                                         1.25

      Exercised             (500,00      0.20      0.20
                                 0)
                            -------     -----      ----

      Balance,  June  30,   2,150,0  $ 0.20 -    $ 0.31
       2000                      00      1.25
                            =======


/F-11/


A summary of stock options outstanding and exercisable as of June
30, 2000, and December 31, 1999 follows:

June 30, 2000

                    Options Outstanding        Options Exercisable
              -------------------------------  -------------------
      Range    Number    Weighted-   Weighted-  Number   Weighted-
       of    Outstandi    Average     Average  Exercisa   Average
     Exercis     ng      Remaining   Exercise     ble    Exercise
        e        At     Contractual    Price      At       Price
     Prices   06/30/00     Life                06/30/00
    -------   --------   ----------    -------  --------   -------

       $0.20  1,750,000  0.54 years      $0.20  1,750,00     $0.20
                                                       0
      0.50 -    400,000  0.73 years       0.88   400,000      0.88
        1.25
              2,150,000                        2,150,000
              =========                        =========

December 31, 1999

                    Options Outstanding        Options Exercisable
               ------------------------------  -------------------
      Range    Number    Weighted-   Weighted-  Number   Weighted-
       of    Outstandi    Average     Average  Exercisa   Average
     Exercis     ng      Remaining   Exercise     ble    Exercise
        e        At     Contractual    Price      At       Price
     Prices   12/31/99     Life                12/31/99
     ------   --------    ---------   --------  ---------   ------

       $0.20  2,250,000      1 year     $0.20  2,250,000     $0.20


Stock-based compensation charged to operations was $179,126 for the year ended December 31, 1999 from options granted to employees and directors. Had compensation cost for the Company's options granted to employees been determined based on the fair value at the grant dates consistent with the alternative method set forth under Statement of Financial Accounting Standards No. 123, net loss and loss per share would have increased to the pro forma amounts indicated below:

                                                    Cumulative
                                                       from
                                                    February 17,
                             For the     For the     1996 (Date
                               Six         Year         of
                              Months       Ended     Inception)
                              Ended       December     through
                             June 30,        31,       June 30,
                               2000         1999         2000
                            ----------  ------------  -----------
   Net loss:
   As reported              $ (983,539) $ (1,229,763) $ 6,194,157

   Pro forma                  (983,539)   (1,545,001)   6,509,395

   Basic and diluted
   loss per share:

   As reported                 (0.06)     (0.08)       (0.41)

   Pro forma                   (0.06)     (0.10)       (0.43)


/F-12/


NOTE 5-STOCKHOLDERS' EQUITY

  Stock-Based Compensation - In 1999 and 1998, the Company issued 20,000 and 350,000 shares of common stock at $0.001 per share, respectively, to various employees for current and future services. The shares had a market value of $0.97 and $1.13 per share on the day of issuance during 1999 and 1998, respectively. Under the terms of the stock issuance, the Company can reacquire all the stock at $0.001 per share within one year from the date of issuance and one half of the shares within two years from the date of issuance. These shares are considered non-vested and have been accounted for in accordance with APB 25 Accounting for Stock Issued to Employees, whereby the Company is recognizing compensation expense over the vesting period of the stock for the difference between the fair value of the stock on the day of issuance and the consideration paid by the employees. The Company recognized compensation expense for the six months ended June 30, 2000 of $4,025 and a $45,414 credit for forfeited stock resulting in a net credit to compensation expense of $41,389. For the year ended December 31, 1999, the Company recognized compensation expense of $61,837 and a $35,243 credit for forfeited stock resulting in a net compensation expense of $26,594. For the year ended December 31, 1998, the Company recognized compensation expense of $275,953. Deferred compensation was $13,282, $28,093 and $147,767 at June 30, 2000 and December 31, 1999 and 1998,
  respectively. In the event employment should be terminated, all non-vested shares of stock shall be forfeited by the employee.

  In  1999,  an  officer  of the Company,  who  had  been  issued
  200,000  shares of the above mentioned stock, left the Company.
  Accordingly, the officer forfeited 100,000 shares of non-vested common stock which were valued at $112,400.

  During the six months ended June 30, 2000, an officer of the Company, who had been issued 150,000 shares of the above mentioned stock, forfeited 50,000 shares of non-vested common stock valued at $56,200.

  Common Stock Issued for Cash - During the six months ended June 30, 2000, the Company issued 224,673 shares of common stock for proceeds of $57,835 at prices ranging from $0.25 to $0.30 per share. During the year ended December 31, 1999, the Company issued 705,000 shares of common stock for proceeds of $285,460 at prices ranging from $0.25 to $0.50 per share. During the year ended December 31, 1998, the Company issued 715,727 shares of common stock for proceeds of $377,712 at prices ranging from $0.30 to $0.80 per share.

  Common Stock Issued for Services - During the six months ended June 30, 2000 and the year ended December 31, 1999, the Company issued 122,920 and 259,286 shares, respectively, of stock for consulting services valued at prices ranging from $0.48 to $0.70 per share.

  Common Stock Issued for the Conversion of Debt - During the six months ended June 30, 2000, a stockholder exercised 500,000 options. The Company issued 500,000 shares of common stock for the conversion of notes payable to stockholders in the amount of $100,000 or $0.20 per share. During 1999, the Company issued 200,000 shares for the retirement of accounts payable to a related party, valued at $50,000 or $0.25 per share.

  Stock Rights Exercised - As discussed in Note 3, the Company granted stock rights in connection with a consulting agreement. The Company recognized consulting expense of $560,000 in connection with the grant of these stock rights. Upon grant of the rights, the corporation exercised its right and the Company issued 400,000 shares of common stock for $100,000 or $0.25 per share.


/F-13/


NOTE 6-NOTES PAYABLE TO STOCKHOLDERS

     During the six months ended June 30, 2000, the Company issued 500,000 shares of common stock upon conversion of notes payable to stockholders in the amount of $100,000, or $0.20 per share.

  Notes payable to stockholders are as follows:

                                 June 30,      December 31,
                                            --------------------
                                   2000       1999       1998
                                 --------   ---------  ---------
    Notes payable to
    stockholders, interest
    rates from 6% to 10%
    payable monthly, all such
    notes mature between
    December 2001and January
    2010, unsecured              $ 619,742  $ 719,742  $ 725,361

    Notes payable to
    stockholders for redemption
    of stock, 10% interest
    payable monthly, due April
    2002

                                    36,775     36,775     36,775
                                 ---------  ---------  ---------

    Total Notes Payable to         656,517    756,517    762,136
    Stockholders

    Less: Current portion                -          -    (10,367)
                                 ---------  ---------  ---------

    Notes Payable to
    Stockholders - Long-Term     $ 656,517  $ 756,517  $ 751,769
                                 =========  =========  =========

     Annual maturities of long-term debt as of December 31,  1999 for each of the next five years are as follows:

               Year Ending December 31:
               ------------------------
                    2000                $       -
                    2001                   79,088
                    2002                  462,696
                    2003                  202,733
                    2004                        -
                    Thereafter             12,000

NOTE 7-INCOME TAXES

     There was no benefit or provision for income taxes during 1999 or 1998. The following presents the components of the net deferred tax asset at December 31, 1999 and 1998:

                                              1999         1998
                                           -----------  -----------
            Operating loss carryforwards   $ 1,560,781  $ 1,227,497
            Accrued and deferred               145,470      100,710
            compensation
            Capital loss carryforward           36,927       36,927
                                           -----------  -----------

            Total Deferred Tax Assets        1,743,178    1,365,134

            Less: Valuation Allowance       (1,743,178)  (1,365,134)
                                           -----------  -----------


/F-14/



            Net Deferred Tax Asset         $         -  $         -
                                           ===========  ===========



     The valuation allowance increased $378,044 and $377,458 during the years ended December 31, 1999 and 1998. The Company has a net operating loss carryforward of $4,184,399 which expires, if unused, in the years 2012 through 2019.

     The  following is a reconciliation of the income tax benefit
     computed  at  the  federal  statutory  tax  rate  with   the
     provision for income taxes for the periods ended June 30, 2000, December 31, 1999 and 1998:


                                     June 30,    December 31,
                                                --------------
                                       2000     1999      1998
                                     -------    ----      ----
        Income tax benefit at
        statutory rate (34%)        $(334,403) $(418,119) $(443,430)

        Change in valuation           379,494    378,044    377,458
        allowance

        State tax, net of federal     (32,457)   (40,582)   (43,039)
        benefit

        Non deductible expenses       (12,634)    80,657    109,011
                                     --------  ---------  ---------

        Provision for Income Taxes   $      -  $       -  $       -
                                     ========  =========  =========

NOTE 8-RESEARCH AND DEVELOPMENT EXPENSE

     Research and development and patent development have been the principal function of the Company. Expenses in the accompanying financial statements include certain costs which are directly associated with the Company's research and development. These costs, which consist primarily of fees paid to individuals, materials and supplies amounted to $73,649, $122,518 and $240,296 for the six month period ended June 30, 2000 and the years ended December 31, 1999 and 1998, respectively.

NOTE 9-CAPITAL LEASE OBLIGATION

     In October 1996, the Company entered into capital lease obligations with a company under common ownership. The related company entered into an equipment lease with a financial institution and is responsible to make all payments regarding the lease. The Company is currently paying to the related company the amount of the lease payment plus various other executory fees. These leases expire in March 2002. Equipment under capital leases as of December 31, 1999 was as follows:

               Equipment                   $  423,594
               Less: Accumulated            (182,871)
               depreciation
                                           ----------
                                           $  240,723
                                           ==========


/F-15/


     The following is a schedule by years of future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of December 31, 1999:

          Year Ending December 31,
          2000                                 $  323,050
          2001                                    140,470
          2002                                      8,434
                                               ----------
          Total Minimum Lease Payments            471,954

          Less: Amount representing              (154,138)
          executory costs
                                               ----------

          Net Minimum Lease Payments              317,816

          Less: Amount representing               (44,026)
          interest
                                               ----------

          Present Value of Net Minimum            273,790
          Lease Payments

          Less: Current portion                  (178,210)
                                               ----------

          Capital Lease Obligation - Long       $  95,580
          Term                                 ==========

     At December 31, 1999, the Company owed $63,103 in delinquent executory fees to the related party.

     The Company has violated its lease agreement by being delinquent in its payments regarding these leases. At December 31, 1999, the Company was thirteen months behind in its lease payments. According to the lease agreement, the lease could be called and all principal amounts would be due. However, the lessor has waived this alternative and is only requiring delinquent payments to be made up during the current year.

NOTE 10-OPERATING LEASES

     The Company conducts its operations in a building leased from a related party through common ownership which expires in June 2003. Rent expense under this lease was $45,396 and $49,440 for the periods ended December 31, 1999 and 1998, respectively. The Company also leased vehicles under 24 to 36 month operating leases from a bank, which expired in August 1998 and 1999. Rent expense under these leases was $17,375 and $22,667 for the periods ended December 31, 1999 and 1998, respectively.

     Future minimum rental payments for the next four years are as follows:

                2000               $  49,440
                2001                  49,440
                2002                  49,440
                2003                  24,720
                                   ---------
                                  $  173,040
                                  ==========


/F-16/


     In addition, the Company rents several pieces of office and plant equipment on a month-to- month basis from a related party through a common ownership. Rent expense under these leases was $5,044 and $6,654 for the periods ended December 31, 1999 and December 31, 1998.

     At December 31, 1999 and 1998, the Company owed $143,916 for lease/rental payments as well as other operating expenses. These payables are due on demand and bear no interest.

NOTE 11-SUPPLEMENTAL NONCASH INVESTING AND FINANCING ACTIVITIES

     As discussed in Note 5, the Company issued 20,000 and 350,000 shares of common stock to various employees for current and future services with a value of $19,320 and $393,750 during 1999 and 1998, respectively.

     The Company paid $0, $7,124 and $27,276 in interest during the periods ending June 30, 2000, December 31, 1999 and 1998, respectively.

     As discussed in Note 5, the Company issued 200,000 shares to a related party for the retirement of accounts payable; the shares were valued at $50,000. Also, the Company issued 259,286 shares in exchange for consulting services; the shares were valued at $143,189.

     During the six months ended June 30, 2000, the Company issued 122,920 shares of common stock as compensation for services valued at $60,000 or $0.49 per share.

NOTE 12-CONTINGENCIES

     Terra Systems, Inc. Versus a Former Director/Officer and Other Stockholders - The Company has filed a complaint against a former director and officer and other stockholders of the Company (the defendants) for using various forms of improper conduct and misrepresentations concerning their qualifications and intentions to obtain a significant number of the Company's shares. The Company is seeking a declaration by the court that none of the defendants have any right, title to or ownership of the Company's stock originally issued to the defendants. The defendants claim the Company and certain of its officers have engaged in fraudulent and conspiratorial conduct and have filed a counterclaim seeking the following: a dismissal of the Company's complaint, unspecified amount of damages resulting from the Company's refusal on March 1, 1997 to tender shares to the defendants that the defendants were entitled to sell, the removal of certain restrictions on the Company's stock, $60,000 for breach of an employment contract and interest, compensatory damages and punitive damages in unspecified amounts, and together with attorney fees.

     On October 9, 1999, the Court entered a partial summary judgment against one of the defendants in favor of the Company on all of its claims. The Court found that the damages sought against the defendant and an award of reasonable attorney's fees, and expenses incurred in connection with the case shall be determined at a future date. The Court also found that the Company is entitled to a partial summary judgment against the defendant for securities fraud, including recission and restitution of the issuance of one million Terra Systems shares and additional damages to be determined in further proceedings before the Court. The amount of damages to be


     /F-17/


     awarded has not yet been determined.

     The Company denies all material allegations against the Company and intends to fully defend the counterclaim of the defendants and prosecute the Company's claims and actions against the defendants. This litigation is still in the discovery phase and the ultimate outcome cannot presently be determined

     Threatened Litigation - The Company and certain Officers and Directors of the Company received notice from a litigant's legal counsel of threatened litigation. The litigant contends that certain current Officers and Directors held and sold a number of Xullux shares that were free trading prior to the merger of Xullux and Terra Systems. The alleged sale may have impacted the value of the litigant's Terra Systems restricted publicly issued shares in the company. The litigant claims that the defendant's ownership and alleged sale of Xullux stock was not disclosed to him at or during the time he contributed certain assets and other equipment to Terra Systems in exchange for the Terra Systems restricted stock. The litigant seeks to return 125,000 shares to Terra Systems for value and seeks other monetary and punitive damages in an amount of not less than $1,500,000 including additional costs and attorney's fees. The Company denies all of the material allegations and claims of the litigant. Currently, the ultimate outcome of this situation cannot presently be determined.

     Based on the uncertain outcome of these contingencies, no provision for any loss or gain that may result upon adjudication has been made in the accompanying financial statements, and the possible effect it will have on future financial statements is unknown.


/F-18/



                             Part III

Item 1.        Index to Exhibits (Pursuant to Item 601 of Regulation SB)


Exhibit     Name and/or Identification of Exhibit
Number

    2       Merger Agreement

    3       Articles of Incorporation & By-Laws
            (a)   Articles of Incorporation filed May 1, 1996
            (b)   By-Laws of the Company adopted October 7, 1997

    23      Consent of Experts and Counsel
                    Consent of independent public accountant

    27      Financial Data Schedule
                    Financial Data Schedule of Terra Systems, Inc.
            ending June 30, 2000



/18/